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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Russ Berrie and Company, Inc.

Full Name of Registrant

Former Name if Applicable

111 Bauer Drive

Address of Principal Executive Office (Street and Number)
Oakland, New Jersey 07436

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The finalization of the financial statements of Russ Berrie and Company, Inc. (the “Company ”), including an annual analysis of the value of intangible assets and tax implications thereof, as well as finalization of the accounting impact of the recent sale of our gift segment, is not yet completed and cannot be completed by the required filing date of March 16, 2009 without unreasonable effort and expense. As a result, the Company represents, that it could not, without unreasonable effort or expense, timely file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K ”). The Company represents that the 2008 10-K will be filed no later than the fifteenth calendar day following the date on which it was due.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Marc S. Goldfarb	201	405-2454
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

See Attachment A

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Russ Berrie and Company, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Marc S. Goldfarb

SVP and General Counsel

Attachment A

As the Company’s financial statement preparation, including its annual intangible asset impairment analysis and related tax implications, as well as finalization of the accounting impact of the recent sale of our gift segment, is not yet complete, as described in Part III, all percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25.

In addition, as a result of the sale of the Company’s gift business as of December 23, 2008, the results of operations of the gift business for the year ended December 31, 2008 will be included in the Company’s consolidated statement of operations as “Discontinued Operations” and will be reclassified for prior year periods. As a result, the discussion and amounts provided below relate solely to our continuing operations.

The Company’s consolidated net sales from continuing operations for the year ended December 31, 2008 increased by 40.5% to $229.2 million compared to $163.1 million for the year ended December 31, 2007. The increase was primarily attributable to the Company’s acquisition of the net assets of LaJobi Industries, Inc. and the stock of CoCaLo, Inc., and the inclusion of their results of operations since April 2008, when each was acquired.

In connection with the preparation, review and audit of the financial statements required to be included in the 2008 10-K, the Company has concluded that it expects to record, in the Company’s financial statements for the fourth quarter and fiscal year ended December 31, 2008, a non-cash impairment charge to its goodwill and other intangible assets. While the impairment testing process is not yet completed, the Company expects the aggregate impairment charge to range between $120 million and $140 million. The Company initiated the impairment testing of goodwill and intangible assets in accordance with Statement of Accounting Financial Standards No. 142, Goodwill and Other Intangible Assets, and FAS No. 144, Impairment of Long Lived Assets.

As a result of the foregoing, the Company expects to report a consolidated loss from continuing operations before income tax provision for the year ended December 31, 2008 of between approximately $115 million and $135 million, which loss includes (i) the aggregate non-cash impairment charge to its goodwill and other intangible assets of between $120 million and $140 million, and (ii) an additional impairment charge of approximately $7.1 million related to the value of our Applause trademark, compared to consolidated income from continuing operations before income tax provision of $13.2 million for the year ended December 31, 2007.